Filed by NYSE Euronext, Inc.
                                                  Pursuant to Rule 425 under the
                                         Securities Act of 1933, as amended, and
                                  deemed filed pursuant to Rule 14a-12 under the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                                NYSE Group, Inc.
                                                 (Commission File No. 001-32829)
                                                                   Euronext N.V.

                                                               November 21, 2006


     On November 21, 2006, NYSE Group, Inc. and Euronext N.V. issued the following joint press release:

[NYSE GROUP LOGO]                                                [EURONEXT LOGO]




             ANNOUNCEMENT RELATED TO NYSE GROUP-EURONEXT COMBINATION

New York and Paris, Nov. 21, 2006 -- Within the framework of the proposed merger, NYSE Group, Inc. (NYSE: NYX) and Euronext N.V. (Euronext) have agreed that following their combination the NYSE Euronext Board of Directors will be composed of an equal number of Americans (11) and Europeans (11). The Board of Directors will be composed of 22 directors, including: the directors of NYSE Group (including both Chairman and Chief Executive Officer), the members of the Euronext Supervisory Board (including the Chairman of the Euronext Supervisory Board), and the Chief Executive Officer of Euronext, and one European to be designated. It will be the decision of the Nomination Committee and the Board of Directors, both equally composed of Americans and Europeans, to maintain this parity.


CONTACT:
NYSE GROUP, INC.: Rich Adamonis, 212-656-2140, radamonis@nyse.com EURONEXT N.V.: Antoinette Darpy, 33 (0) 1 4927 5375, a.darpy@euronext.com

ABOUT NYSE GROUP, INC.
NYSE Group, Inc. (NYSE:NYX) operates two securities exchanges: the New York Stock Exchange (the "NYSE") and NYSE Arca, Inc. (formerly known as the Archipelago Exchange, or ArcaEx(R), and the Pacific Exchange). NYSE Group is a leading provider of securities listing, trading and market data products and services. In the third quarter of 2006, on an average trading day, 2.2 billion shares, valued at $80.1 billion, were traded on the exchanges of the NYSE Group.

The NYSE is the world's largest and most liquid cash equities exchange. The NYSE provides a reliable, orderly, liquid and efficient marketplace where investors buy and sell listed companies' common stock and other securities. On September 30, 2006, the operating companies listed on the NYSE represented a total global market capitalization of $23.0 trillion.

NYSE Arca operates NYSE Arca, Inc., the first open, all-electronic stock exchange in the United States, and has a leading position in trading exchange-traded funds and exchange-listed securities. NYSE Arca, Inc. is also an exchange for trading equity options. NYSE Arca's trading platforms provide customers with fast electronic execution and open, direct and anonymous market access.

NYSE Regulation, an independent not-for-profit subsidiary, regulates member organizations through the enforcement of marketplace rules and federal securities laws. NYSE Regulation also ensures that companies listed on the NYSE and NYSE Arca meet their financial and corporate governance listing standards.

For more information on NYSE Group, go to: WWW.NYSE.COM.

ABOUT EURONEXT N.V.
Since its creation in 2000, Euronext has been working towards the consolidation of financial markets by integrating local markets across Europe to provide users with a single market that is broad, highly liquid and extremely cost effective.

After the initial three-way merger of the local exchanges of Amsterdam, Brussels and Paris, Euronext acquired the London-based derivatives market LIFFE and merged with the Portuguese exchange in 2002. The implementation of Euronext's horizontal market model, designed to generate synergies by incorporating the individual strengths and assets of each local market, has proved that the most successful way to merge European exchanges is to apply global vision at a local level. This unique business model has been implemented on all of Euronext's markets, and covers technological integration, the reorganisation of activities into cross-border, streamlined strategic business units (SBUs) and the harmonisation of market rules and the regulatory framework.

Euronext's IT integration was completed in 2004, when a four-year migration plan resulted in harmonised IT platforms for cash trading (NSC), derivatives (LIFFE CONNECT(R)) and clearing. As a result, every market participant now has a single point of access to trading. Another step forward in the rationalisation of Euronext's IT structure was made in 2005 with the creation of Atos Euronext Market Solutions (AEMS), an IT services-related vehicle between Euronext and Atos Origin that is a leading global provider of technology services to the capital markets.


CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. NYSE Group, Inc. ("NYSE Group"), Euronext N.V. ("Euronext") and NYSE Euronext, Inc. ("NYSE Euronext") caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving NYSE Group and Euronext, including estimated revenue and cost synergies, NYSE Euronext's plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NYSE Group's and NYSE Euronext's filings with the U.S. Securities Exchange Commission (the "SEC"), including NYSE Group's Report on Form 10-K for the fiscal year ending December 31, 2005 which are available on NYSE Group's website at http://www.nyse.com and the SEC's website at SEC's Web site at www.sec.gov. and in Euronext's filings with the AUTORITEIT FINANCIELE MARKTEN (Authority for the Financial Markets) in The Netherlands, including its annual report and registration document for 2005, which is available on Euronext's website at http://www.euronext.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT A PENDING TRANSACTION
In connection with the proposed business combination transaction between NYSE Group and Euronext, a newly formed holding company, NYSE Euronext, has filed with the SEC a Registration Statement on Form S-4 (File No. 333-137506) (the "S-4") that includes preliminary versions of the following documents: a proxy statement of NYSE Group, a shareholder circular of Euronext, and an exchange offer prospectus, each of which constitutes a prospectus of NYSE Euronext. The S-4 has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC. Following the S-4 being declared effective by the SEC, NYSE Group intends to mail the final proxy statement/prospectus to its shareholders and Euronext intends to mail the final shareholder circular/prospectus and final exchange offer prospectus to its shareholders.

Such final documents, however, are not currently available. INVESTORS AND SECURITY HOLDERS ARE



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URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS, SHAREHOLDER
CIRCULAR/PROSPECTUS AND EXCHANGE OFFER PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION, IF AND WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

You may obtain a free copy of the S-4 and the final proxy statement/prospectus, shareholder circular prospectus, and exchange offer prospectus, if and when such documents become available, and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC's Web site at www.sec.gov. The final proxy statement/prospectus, shareholder circular/prospectus, and exchange offer prospectus, if and when they become available, and the other documents may also be obtained for free by accessing NYSE Group's Web site at http://www.nyse.com.

NYSE Group, Euronext and their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Group stockholders in respect of the proposed business combination transaction. You can find information about NYSE Group's executive officers and directors in NYSE Group's definitive proxy statement filed with the SEC on April 11, 2006. You can obtain free copies of these documents and of the final proxy statement/prospectus, if and when it becomes available, from NYSE Group by contacting its investor relations department. Additional information regarding the interests of such potential participants have been included in the S-4 and will be included in the final proxy statement/prospectus, if and when it becomes available, and the other relevant documents filed with the SEC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.